Part III

Item 7a

The H2O ATS has the following order types:

1. LNI resting orders.

2. IOC orders (Standard or Enhanced as described in Item 11.c. of Part III) transmitted by LPs.

3. Resting orders transmitted by LPs.

4. Accepts by Members in response to notification of a broker block opportunity (referred to as broker block accepts).

We describe each of these order types in response to this Item 7.a.

1. LNI resting orders

Description

LNI, acting as agent, can access the H2O ATS (i.e., route to the H2O ATS) on behalf of Participants that create the following types of parent orders: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitations. The order transmitted by LNI is described in this document as an LNI resting order. An LNI resting order is a child order of the Participants parent order. The type of parent order does not impact the priority of the LNI resting order that is the child order of that parent order.

(i) Prioritization

Orders in the H2O ATS are prioritized for execution as follows:

A. Priority for better execution price. Where orders in the H2O ATS can execute at prices other than the mid-price, a contra-party that can provide a better execution price has priority over a contra-party that can provide a worse execution price.

B. Execution at an execution price. At a particular execution price, the following priority applies:

i. Execution against Member and Customer orders. As a first priority, an order transmitted to the H2O ATS (the transmitted order) will execute against an order from a Member or Customer (whether firm or conditional) that is resting in the H2O ATS as of the time of receipt of the transmitted order.

ii. Execution against firm LP resting orders. As a second priority, the transmitted order will execute against a firm contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.

iii. Execution against conditional LP resting orders. As a third priority, the transmitted order will execute against a conditional contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.

C. Transmitted resting orders not executed in full upon receipt. Where the transmitted order is a resting order and is not executed in full upon receipt, the transmitted order can execute against any subsequently entered contra-order in the H2O ATS. As noted above, the possible types of contra-orders in the H2O ATS consist of:

i. LNI resting orders, firm or conditional.

ii. Resting orders from LPs, firm or conditional.

iii. IOC orders (Standard or Enhanced as described in Item 11.c. of Part III) from LPs.

iv. Member broker block accepts.

Multiple contra-side orders within the same prioritization category

If the H2O ATS receives two (or more) same-side resting orders in the same security available for execution and both (or all) are in the same prioritization category, and the H2O ATS then receives a contra-order, the H2O ATS executes the two (or more) same-side orders equally (for each order, up to its quantity)~~, except that execution amounts are rounded up or down to the closest higher or lower round lot amounts to avoid an odd-lot execution~~. If an equal split would result in an execution size for a same-side order that is below the orders minimum quantity, the same-side order would not participate in the execution. <ins>If an equal split is not possible due to an odd number of shares on the contra-order, the first order received will receive the extra share.</ins>

For purposes of the preceding paragraph, the prioritization categories are as follows:

A. LNI resting orders (whether firm or conditional).

B. Firm resting orders from LPs (assuming all LPs are assigned to the same tier).

C. Conditional resting orders from LPs (assuming all LPs are assigned to the same tier).

As set forth below, two (or more) LP resting orders in the same prioritization category may be further prioritized for execution according to the LPs assigned tier.

Prioritization of LP resting orders based on tiers

As described in the response to Item 13.a. of Part III, LNI assigns LPs to one of three tiers, e.g., Tier 1 (highest), Tier 2, and Tier 3 (lowest), based on multiple performance metrics measured across all LPs participating in the H2O ATS on a periodic basis.

LP tiers are used to determine execution priority among two (or more) same-side LP orders in the same prioritization category. For example, if the H2O ATS receives two (or more) same-side LP orders in the same security, and both (or all) are in the same prioritization category (e.g., both (or all) are conditional resting orders), and the H2O ATS then receives a contra order, the H2O ATS executes the LP orders according to each LPs assigned tier, as applicable. In such case, an order from an LP assigned to a lower tier, e.g., Tier 3, will not be executed until all orders from higher-tiered LPs have been executed. If all LPs are assigned to the same tier, the rules provided above under the heading Multiple contra-side orders within the same prioritization category will apply.

Other applicable conditions

The foregoing rules of priority are subject to minimum size and other conditions for execution as set forth in the response to Item 11.c. of this Part III. In all cases, execution against a conditional order is subject to firm-up of the conditional order by the contra.

(ii) Conditions

An LNI resting order can execute against any other order in the H2O ATS. An LNI resting order is only executed if the execution price is within the price constraints of the LNI resting order and the contra order. A price constraint is the lower of any limit price and any ~~mid-price or better~~ order instruction in the case of a buy order and the higher of any limit price and any ~~mid-price or better~~ order instruction in the case of a sell order. See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

LNI resting orders are not displayed.

(iii) Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv) Pegged orders

On any order, a Participant can provide a fixed limit price which would act as the orders price constraint.

In addition to a Participant-defined limit price, the H2O ATS supports the following order instructions as price constraints:

A. Mid-peg instruction: an orders limit is the lower of the Participants fixed limit price or the current midpoint of the national best bid and offer (NBBO) on buy orders and the higher of the Participants fixed limited price or the current midpoint of the NBBO on sell orders.

B. Near-peg instruction: an orders limit is the lower of the Participants fixed limit price or the current Bid of the NBBO on buy orders and the higher of the Participants fixed limited price or the current Ask of the NBBO on sell orders.

C. Far-peg instruction: an orders limit is the lower of the Participants fixed limit price or the current Ask of the NBBO on buy orders and the higher of the Participants fixed limited price or the current Bid of the NBBO on sell orders.

In transmitting an LNI resting order to the H2O ATS, LNI represents any mid-price or better order instruction provided by the Member or Customer for the parent order. A mid-peg instruction means any mid-price or better order instruction.

On any order, a user can provide a fixed limit price. If a user only provides a mid-peg instruction, the users price constraint is the mid-price. If a user provides a fixed limit price for an order and a mid-peg instruction also applies, the price constraint of the order is as follows:

* Buy order. Lower of the limit price of the order and the mid-price
* Sell order. Higher of the limit price of the order and the mid-price.

The price constraint of an order can vary over time based on changes in the mid-priceNBBO.

(v) Routing

While the H2O ATS does not route orders, LNI, which routes LNI resting orders to the H2O ATS and Liquidnet Pool Contra (LPC) orders to the Negotiation ATS (as described in the Form ATS-N for the Negotiation ATS), interacts with the ATSs in a coordinated manner.

In particular, LNI can simultaneously transmit an LNI resting order to the H2O ATS and an LPC order to the Negotiation ATS-N. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

LP orders and broker block accepts only interact with the H2O ATS and do not interact with the Negotiation ATS.

(vi) Time-in-force

For algo and Liquidnet-only orders, whether created through the Liquidnet Application or sent from the Customers OMS, the default time-in-force instruction is day. Most of LNIs algos also permit a Participant to designate a specific expiration time. The LNI trading desk can send a day or GTC instruction or send a specific expiration time. Since the H2O ATS does not execute orders after the close of trading, the H2O ATS handles day and GTC orders in the same manner.

(vii) Modifications

LNI modifies an LNI resting order in response to a modification of the parent order by the Participant.

(viii) Availability of order types across all forms of connectivity

This order type is created by LNI as a child order of one of the following types of parent orders from a Participant: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitations.

The connectivity for each of these types of parent orders is set forth in the response to Item 6 of this Part III.

2. IOC transmitted by LPs

Description

LPs can transmit IOC (Standard or Enhanced as described in Item 11.c. of Part III) to the H2O ATS.

(i) Prioritization

See the description above on prioritization of orders in the H2O ATS.

(ii) Conditions

An IOC order in the H2O ATS can execute against any resting order but cannot execute against another IOC order. An IOC or resting order from an LP is only executed if the execution price is within the price constraints of the LP order and the contra order. ~~A price constraint is the lower of any limit price and any mid-peg instruction in the case of a buy order and the higher of any limit price and any mid-peg instruction in the case of a sell order.~~ See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

(iii) Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv) Pegged orders

The H2O ATS only executes LP IOC orders at or below the mid-price in the case of an LP IOC sell order and at or above the mid-price in the case of an LP IOC buy order.

(iv) Routing

The H2O ATS does not route LP IOC orders to other venues. These orders cannot interact with the Negotiation ATS.

(vi) Time-in-force

The only permitted time-in-force instruction for LP resting orders is day. The permitted time-in-force for an Enhanced IOC is determined by the LP and is further detailed in Item 11.c. of Part III.

(vii) Modifications

LPs can modify order instructions based on standard FIX instructions.

(viii) Availability of order types across all forms of connectivity

LPs transmit orders through FIX, as described in the response to Item 6 of this Part III.

3. Resting orders transmitted by LPs.

Description

LPs can transmit resting orders to the H2O ATS.

(i) Prioritization

See the description above on prioritization of orders in the H2O ATS.

(ii) Conditions

Any resting order in the H2O ATS can execute against any IOC or other resting order in the H2O ATS. A resting order from an LP is only executed if the execution price is within the price constraints of the LP order and the contra order. A price constraint is the lower of any

~~limit price and any mid-peg instruction in the case of a buy order and the higher of any limit price and any mid-peg instruction in the case of a sell order.~~ See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

IOC orders from LPs are not displayed.

A Member with an opposite-side IOI to an LP resting order can receive notification of the LP resting order as a broker block opportunity, except for LPs that have elected not to display their LP resting orders as broker block opportunities.

(iii) Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

~~(iv) Pegged orders~~

~~For a resting order, if an LP provides a mid-peg instruction in the FIX order message, LNI will only execute the LP order at or below the mid-price in the case of a sell order and at or above the mid-price in the case of a buy order.~~

(iv) Routing

The H2O ATS does not route resting orders to other venues. These orders cannot interact with the Negotiation ATS.

(v~~i~~) Time-in-force

The only permitted time-in-force instruction for LP resting orders is day.

(vi~~i~~) Modifications

LPs can modify order instructions based on standard FIX instructions.

(vii~~i~~) Availability of order types across all forms of connectivity

LPs transmit orders through FIX, as described in the response to Item 6 of this Part III.

3. Broker block accepts

Description

Upon receipt of notification of a broker block opportunity, a Member can create a broker block accept. A broker block accept is a resting order in the H2O ATS with a time-in-force, configurable by LNI, as notified by LNI to Participants in advance (currently two seconds). A broker block accept cannot be canceled by the Member during this time-in-force period. A broker block opportunity is an LP resting order that is notified to a Member with a contra-side IOI in the applicable symbol; a broker block opportunity displays the symbol and the side of the LP to the Member.

(i) Prioritization

Orders in the H2O ATS are prioritized for execution as set forth above.

(ii) Conditions

A broker block accept can execute against any other order in the H2O ATS. A broker block accept is only executed if the execution price is within the price constraints of the broker block accept and the contra order. The price constraint for a broker block order is the lower of any limit price and any mid-peg instruction in the case of a buy order and the higher of any limit price and any mid-peg instruction in the case of a sell order. See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

A Member does not receive notification of a broker block opportunity if the Member has a match with another Member or Customer. If there are multiple LP contras, the Member only receives one broker block notification.

Members only receive notification of a broker block opportunity if the broker block opportunity meets at least one of the following minimum size requirements: 5,000 shares; 5% of ADV for the stock; or $200,000 principal value. For this purpose, ADV means the average daily trading volume in the stock for the 30 prior trading days.

Notwithstanding, the notification of a broker block opportunity as defined above, the H2O ATS enforces a minimum match and execution size floor to ensure that broker block executions meet or exceed the lesser of 2,500 shares or 25% of ADV for the stock. For example, a potential match with 5% of ADV of the stock (and less than 25% of the ADV) will be executed if the number of shares is below 5,000 shares but greater than 2,500 shares. In this example, if the number of shares is below 2,500 shares, then the execution will not occur. In another example, a potential match with $200,000 principal value will be executed if the number of shares is below 5,000 shares but greater than 2,500 shares. In this example, if the number of shares were below 2,500 and the match did not meet or exceed 25% ADV, then the execution will not occur.

By default, a Member receives notification of a broker block opportunity that is below the tolerance of the Members IOI if the broker block opportunity meets the minimum size set forth in the preceding paragraph. The notification indicates whether the quantity of the broker block opportunity is below the Members tolerance. A Member can elect only to receive notification of broker block opportunities that are at or above the Members tolerance.

A Member also receives notification of a broker block opportunity if two or more LPs in the aggregate have opposite-side quantity that meets the applicable minimum notification quantity.

By default, Members interact with resting orders from LPs. Members can elect through Liquidnet Transparency Controls to opt-out from interacting with this liquidity. If a Member has not opted-out from interacting with orders from LPs, the Member is enabled to receive notice of broker block opportunities, but LNI can disable this configuration upon request by the Member.

Upon request LNI can set a configuration where the H2O ATS will display to a trader at the Member, upon receipt of a broker block, an option to dismiss the broker block for the remainder of the trading day. If the trader elects this dismissal option, the H2O ATS will block the trader from receiving any broker blocks for the specific symbol and side for the rest of the trading day.

(iii) Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv) Pegged orders

A Member can create a broker block accept in response to a broker block notification, which is initially triggered once both the buyer and the seller are available at the midpoint. A broker block accepts only executes against an LP resting order if the buyers price constraint is at or above the sellers price constraint. Members using the Liquidnet Application version 5.13 (or any subsequent version of the Liquidnet Application can choose to accept a broker block notification either with or without a mid-peg instruction. Upon request, LNI can restrict a Member with one of these versions from crossing the mid-price; if a Member has this configuration, the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective. If a Member has a prior version of the Liquidnet Application, the Member cannot cross the mid-price, and the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective.

(v) Routing

The H2O ATS does not route broker block accepts to other venues. Broker block accepts do not interact with the Negotiation ATS.

(vi) Time-in-force

A broker block accept is a resting order in the H2O ATS with a time-in-force, configurable by LNI, as notified by LNI to Participants in advance (currently two seconds). A broker block accept cannot be canceled by the Member during this time-in-force period.

(vii) Modifications

A Member cannot modify a broker block accept.

(viii) Availability of order types across all forms of connectivity

The ability to create broker block accepts is only available through the Liquidnet Application.

<u>Item 8a</u>

Yes

Minimum size

The H2O ATS does not have a minimum order size, however, a client-level setting can require a minimum size.~~The minimum order size for LNI resting orders and IOC and resting orders from LPs is a securitys round lot size.~~

Members only receive notification of a broker block opportunity if the broker block opportunity meets at least one of the following minimum size requirements: 5,000 shares; 5% of ADV; or $200,000 principal value.

Notwithstanding, the notification of a broker block opportunity as defined above, the H2O ATS enforces a minimum match and execution size floor to ensure that broker block executions meet or exceed the lesser of 2,500 shares or 25% of ADV for the stock. For example, a potential match with 5% of ADV of the stock (and less than 25% of the ADV) will be executed if the number of shares is below 5,000 shares but greater than 2,500 shares. In this example, if the number of shares is below 2,500 shares, then the execution will not occur. In another example, a potential match with $200,000 principal value will be executed if the number of shares is below 5,000 shares but greater than 2,500 shares. In this example, if the number of shares were below 2,500 and the match did not meet or exceed 25% ADV, then the execution will not occur.

By default, a Member receives notification of a broker block opportunity that is below the tolerance of the Members IOI if the broker block opportunity meets the minimum size set forth in the preceding paragraph. The notification indicates whether the quantity of the broker block opportunity is below the Members tolerance. A Member can elect only to receive notification of broker block opportunities that are at or above the Members tolerance.

A Member also receives notification of a broker block opportunity if two or more LPs in the aggregate have opposite-side quantity that meets this minimum notification quantity.

Maximum order size

LNI applies certain maximum order size controls for risk control purposes. The H2O ATS limits the principal value of any execution to $300 million.

Members can set hard and soft per order quantity limits through the Liquidnet Application to protect against order entry error. The following options are available:

1. By trader. Each trader can set his or her quantity limits.

2. Hard or soft limit. A trader can set a hard limit or a soft limit. With a hard limit, a trader cannot create an order that exceeds the traders designated limit. With a soft limit, the H2O ATS notifies the trader when he or she enters a price and quantity for a Member order that exceeds his or her designated limit, but the trader can proceed to create the Member order.

3. Shares or principal value. A trader can designate a maximum share limit or a maximum principal value limit.

The LNI EMS provides for maximum size controls relating to principal value, share limit and order size as a percentage of ADV (in shares).

Participants can request modifications to the maximum size controls that apply to their orders. Notwithstanding any maximum size control set through the Liquidnet Application or the LNI EMS, the principal value of an execution in the H2O ATS can never exceed $300 million.

Aggregating opposite-side orders to meet an orders minimum size

For purposes of this paragraph, aggregation means executing an order (the first order) against multiple opposite-side orders where the multiple opposite-side orders do not satisfy the first orders minimum size individually but do satisfy the first orders minimum size when aggregated. The H2O ATS does not aggregate to execute against an order from an LP or an automated routing customer, unless the LP or automated routing customer specifically requests that it be configured to allow for aggregation. The H2O ATS aggregates to execute against other types of Participant orders.

Item 8c

Yes ~~No~~

H2O ATS accepts and executes odd lot orders. Odd lots are managed in the same manner as mixed and round lots.

A Participant level setting can require a minimum order size. Any orders received below the Participant level minimum order size will be rejected back to the sender.

Item 8e

Yes

The H2O ATS accepts and executes mixed lot orders. ~~but only executes the round lot portion. The H2O ATS cancels an order if there is a remaining odd lot after an execution.~~

Mixed lots are managed in the same manner as odd and round lots. A Participant level setting can require a minimum order size. Any orders received below the Participant level minimum order size will be rejected back to the sender.

Item 9a

Yes

Types of conditional orders The H2O ATS receives various types of conditional orders, as described in this section. LPs can transmit resting orders on a conditional basis. An LNI resting order can be a conditional order.

There are two ways in which this can occur:

1. The parent order from the Participant is a conditional order, and LNI, in turn, sends a conditional order to the H2O ATS.

2. The parent order from the Participant is a firm order, but LNI sends a conditional order to the H2O ATS.

LNI may send a conditional order to the H2O ATS in this scenario to facilitate interaction with the H2O ATS in conjunction with interacting with external execution venues Firm-up and execution of conditional orders When one or more conditional orders match against one or more firm orders or against one or more other conditional orders, this triggers a firm-up request state. For this purpose, a match means that the contra-side orders are executable against each other subject to firm-up of any conditional orders. During the period of the firm-up request state (the firm-up period), the orders that triggered the firm-up request state can only execute against each other (i.e., no other orders can execute against the orders that triggered the firm-up request state). All firm-up requests and responses are transmitted automatically using either the FIX protocol or a proprietary communication protocol agreed between LNI and the applicable OMS vendor. The H2O ATS will not execute a conditional order until a firm-up is received from the Participant.

The firm-up request process works as follows:

1. Category 1. If a conditional LP order (Category 1 conditional order) matches against a firm contra-side order, the H2O ATS sends a firm-up request to the LP. The H2O ATS cancels the LPs conditional order upon sending the firm-up request to the LP. The matching orders are in a firm-up request state for up to one second, which means that the LP order will execute against the firm contra-side resting order if the LP firms up within one second. When the H2O ATS receives a firm-up from the LP, the H2O ATS treats this as a new firm order. The LPs firm order is cancelled after receipt of the firm-up and any associated execution.

2. Category 2. If a conditional LNI resting order matches against a firm contra-side order, and the LNI resting order is a child order of a parent order that is an algo order (Category 2 conditional order), LNI sends a firm-up request to the Member or Customer. LNI cancels the conditional order upon sending the firm-up request to the Customer. The matching orders are in a firm-up request state for up to one second, which means that the LNI resting order will execute against the firm contra-side resting order if the Member or Customer firms up within one second. When LNI receives a firm-up from the Member or Customer, LNI treats this as a new firm order and transmits a new firm order to the H2O ATS. The Members or Customers firm order is cancelled after receipt of the firm-up and any associated execution. If the parent order is firm and the LNI resting order is conditional, the same process applies except that the firm-up is by LNI instead of the Member or Customer.

3. Category 3. If a conditional LNI resting order matches against a firm contra-side order, and the LNI resting order is a child order of a parent order that is an LN auto-ex order (Category 3 conditional order), LNI sends a firm-up request to the Member that created the parent order. The matching orders are in a firm-up state for up to five seconds, which means that the LNI resting order will execute against the firm contra-side order if the Member firms-up within five seconds. When LNI receives a firm-up from the Member, LNI treats this as a new firm order and transmits a new firm order to the H2O ATS. If the Member firms up within the firm-up period, the Members firm order is cancelled after receipt of the firm-up and any associated execution. If the Member sends a firm-up after the five-second period but within ten seconds after the firm-up request, LNI treats the order as a firm order for an additional five seconds, but the original firm-up period is not extended. LNI cancels the conditional order if LNI does not receive a firm-up within the firm-up period, the firm-up is for less than the full quantity of the conditional order, or LNI executes the full quantity of the conditional order. If LNI does not cancel the conditional order at that time, the conditional order is cancelled after a pre- determined time period that depends on the OMS and typically ranges between 10 and 60 seconds.

4. If there are conditional orders on both sides of a match, the firm-up process follows the description above, subject to the following:

A. If both sides are Category 1 or 2 conditional orders, the one-second firm-up period runs concurrently for both sides.

B. If both sides are Category 3 conditional orders, the five-second firm-up period runs concurrently for both sides.

C. If one side is a Category 1 or 2 conditional order, and the other side is a Category 3 conditional order, a firm-up request is first sent to the Category 3 side. A firm-up request is only sent to the Category 1 or 2 side if a firm-up has first been received from the Category 3 side within the five-second time period that applies for Category 3 orders.

D. Execution priority where there are multiple contras on either or both sides is determined as described in the response to Item 11.c. of this Part III.

The information in a firm-up request message includes an order identifier for the conditional order and confirmation of the order instructions from the conditional order, including symbol, side, limit price, quantity and other order instructions, such as minimum quantity, time-in-force and ~~mid-peg or better~~any pegging instruction. Sending a firm-up request message communicates to a Participant that there is at least one contra-side firm or conditional order. Automated market surveillance for conditional orders by automated routing customers If an automated routing customer that transmits conditional orders fails to firm-up for a configured number of times within a configured time period in a particular symbol, the automated routing customer is automatically blocked from matching in that symbol with any contra-IOIs in the Negotiation ATS and/or from matching in that symbol with any contra-side conditional orders in the H2O ATS for a configured time period. In addition, where LNI has blocked an automated routing customer from matching in a configurable number of symbols within a trading day pursuant to the preceding paragraph, LNI will block all orders from that automated routing customer for the remainder of the trading day and cancel all orders received by LNI from that Customer that are then outstanding. LNI can set and modify the configurations from time to time, but at any particular time the same configurations apply to all automated routing customers transmitting conditional orders. Upon request, LNI will notify any Member or Customer regarding the applicable configurations at that time. Blocks based on firm-up rate LNI can block an automated routing customer that uses conditional orders from interacting with another automated routing customer that uses conditional orders where the firm-up rate of one party is substantially below the firm-up rate of the other party when the two parties match. This is for the protection of the party with the higher firm-up rate. LNI can remove the block if LNI determines that the party with the lower firm-up rate has addressed the issues that gave rise to its low firm-up rate.

The H2O ATS operates an order book and provides for automated execution of contra-side orders in the order book. Orders in the H2O ATS are not displayed, with the exception that resting orders from LPs are displayed to Members with matching contra-IOIs, unless the LP elects not to display its orders. The H2O ATS allows for the trading of all NMS stocks that are listed on a US exchange. The H2O ATS only allows for the trading of NMS stocks and does not allow for the trading of unlisted stocks.

The H2O ATS provides for the following order types:

1. LNI resting orders.

2. IOC orders (Standard or Enhanced as described in Item 11.c. of Part III) transmitted by LPs.

3. Resting orders transmitted by LPs.

4. Accepts by Members in response to notification of a broker block opportunity (referred to as broker block accepts).

The H2O ATS permits conditional orders, as described in the response to Item 9 of this Part III.

All orders in the H2O ATS can execute all other orders, with the following exceptions:

1. IOC orders cannot execute against IOC orders.

2. Members and Customers (but not LPs) can elect whether or not to interact with certain sources of contra-side liquidity. A Member may provide a limit price and can elect to execute up to that limit. For any order, a Participant can provide a limit price and a mid-peg instruction.

3. LPs, automated routing Customers and algo child orders can provide a limit price and pegging instructions as detailed in Items 7.b and 11c. of this Part III.

During regular trading hours, the execution price for trades in the H2O ATS is determined as follows:

1. If both sides are able to trade at the mid-price, the trade is executed at the mid-price.

2. If one side is not able to trade at the mid-price, the trade is executed at the price that is within each sides price constraint that is closest to the mid-price.

Notwithstanding the above:

1. LP IOC orders can only execute at the mid-price.

2. For Members that have not upgraded to the Liquidnet Application version 5.13 or higher, the execution price of a broker block accept cannot be higher than the mid-price as of the time of execution (in the case of a Member buy order) or lower than the mid-price as of the time that of execution (in the case of a Member sell order).

The foregoing is subject to the rules of execution priority, as described below. All executions in the H2O ATS are executed within the best bid and offer. A trade can only be executed in the H2O ATS if the buyers price constraint is greater than or equal to the sellers price constraint. Orders may also be enabled to trade at the official closing price after the close of trading in the primary market. An order will only execute after the close if the official closing price is within any specified price constraint. See the response to Item 11.c. of this Part III for additional detail.

Item 11c

1. List of order types

The H2O ATS has the following order types:

A. LNI resting orders.

B. IOC orders (Standard or Enhanced as described below) transmitted by LPs.

C. Resting orders transmitted by LPs.

D. Accepts by Members in response to notification of a broker block opportunity (referred to as broker block accepts).

Participants of LNI consist of Members, Customers and LPs. Participants can transmit various types of parent orders to LNI. Based on these parent orders, LNI can transmit LNI resting orders to the H2O ATS. LNI resting orders are child orders of the Participants parent order.

The following are the types of parent orders:

A. Algo orders.

B. Liquidnet-only orders.

C. LN auto-ex orders.

D. Automated negotiation orders.

E. Manual targeted invitations.

2. Background information and definitions

This section provides background information and definitions that apply to one or more of the order types listed above and described below.

(i) Positive action rate

Positive action means sending an invite to a contra or creating an algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation order. Positive action rate (PAR) is the percentage of matched symbols where a party takes a positive action. For information regarding matches and invites, please refer to the Form ATS-N for the Negotiation ATS.

(ii) ~~Mid-peg~~Pegging instructions; price constraints

On any order, a Participant can provide a fixed limit price which would act as the orders price constraint.

In addition to a Participant-defined limit price, the H2O ATS supports the following order instructions as price constraints:

A. Mid-peg instructions: an orders limit is the lower of the Participants fixed limit price or the current midpoint of the NBBO on buy orders and the higher of the Participants fixed limited price or the current midpoint of the NBBO on sell orders.

B. Near-peg instructions: an orders limit is the lower of the Participants fixed limit price or the current Bid of the NBBO on buy orders and the higher of the Participants fixed limited price or the current Ask of the NBBO on sell orders.

C. Far-peg instructions: an orders limit is the lower of the Participants fixed limit price or the current Ask of the NBBO on buy orders and the higher of the Participants fixed limited price or the current Bid of the NBBO on sell orders.

If both sides are able to trade at the mid-price, the trade is executed at the mid-price. If one side is not able to trade at the mid-price, the trade is executed at the price that is within each sides price constraint that is closest to the mid-price.~~General~~

The H2O ATS provides for mid-price executions in certain situations, as described below.

Mid-price

Mid-price means the mid-point between the highest displayed bid price and lowest displayed ask price in the US market at the time of execution. LNI determines the best bid and best ask by reference to the applicable market data feed sourced by LNI, as described in the response to Item 23 of this Part III.

If the spread is one cent, the mid-price is 1/2 cent above the best bid and below the best ask. If the spread is zero cents, the mid-price is the best bid/best ask. If the spread is negative (i.e., the best bid is higher than the best ask) or zero (i.e., the best bid equals the best offer), the H2O ATS will not execute the order.

Price constraint

On any order, a user can provide a fixed limit price. If a user only provides a mid-peg instruction, the users price constraint is the mid-price. If a user provides a fixed limit price for an order and a mid-peg instruction also applies, the price constraint of the order is as follows:

* Buy order. Lower of the limit price of the order and the mid-price
* Sell order. Higher of the limit price of the order and the mid-price.

The price constraint of an order can vary over time based on changes in the mid-price. When transmitting an LNI resting order to the H2O ATS, LNI complies with any price constraints of the parent order.

3. Interaction of H2O order types

(i) LNI resting orders

LNI can transmit all or a portion of any LNI algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation to the H2O ATS. LNI handles these child orders as LNI resting orders, as described in this Form ATS-N filing.

(ii) Execution, cancellation and editing of LNI resting orders

An LNI resting order can execute against any other order in the H2O ATS. An LNI resting order only executes in the H2O ATS if the execution price is within the price constraints of the LNI resting order and the contra order.

The H2O ATS only executes orders in round lots.

The quantity of any execution is the lesser of the quantity of the two contra orders ~~(but rounded down to the highest round lot)~~.

All LNI resting orders in the H2O ATS are resting orders and, unless enabled to trade at the official closing price, are automatically cancelled at the close of trading of the regular session of the applicable exchange (on or shortly after 4 pm). Traders should monitor open orders during the trading day and request cancellations (or edits) as appropriate.

The H2O ATS can execute an order in a stock when the primary market has opened.

(iii) LP IOC orders

General

LPs do not have access to the Liquidnet Application.

LPs have the ability to transmit IOC or resting orders to the H2O ATS.

For each LP IOC order, the LP must specify the security, side (buy or sell) and quantity.

An LP also can specify the limit price of an LP IOC order and elect pegging instructions as detailed in Items 7.b. and 11.c. of this Part III. If no limit price or pegging instruction is specified for an LP IOC order, the H2O ATS imputes the following limit price:

A. Current best bid (in the case of an LP IOC sell order).

B. Current best ask (in the case of an LP IOC buy order).

~~The System only executes LP IOC orders at or below the mid-price in the case of an LP IOC sell order and at or above the mid-price in the case of an LP IOC buy order.~~

LP IOC orders are not displayed.

Standard and Enhanced IOC order types

LNI offers only to LPs Standard or Enhanced IOCs. The Standard immediate-or cancel time in force applied to an order dictates that any portion of the order that does not fill immediately will be canceled. Standard IOCs are ineligible to interact with a contra side Conditional order due to a necessary resting period (minimum of 1 millisecond) which permits a firm up on the Conditional order.

Enhanced IOC orders operate in similar fashion as automated Firm orders designated as IOC (Standard IOC orders) and can either execute immediately within the H2O ATS against resting non-conditional orders (in whole or in part) or is cancelled back by LNI. The

Enhanced function allows for the IOC to interact with Conditional orders. The Enhanced IOC allows LPs the opportunity to have a specified holding period of ten milliseconds to one second. The holding period is set for each opted-in LP before they go live on this feature. The designated holding period is based on an internal analysis by LNI to minimize client & contra frustration, which is conveyed to the LP. The LP ultimately has final determination of its holding period on all Enhance IOC orders.

When an LP has opted into an Enhanced IOC, the holding period is only applied by the H2O ATS when there is a crossable Conditional order. While the holding period is in effect, the Enhanced IOC cannot be canceled prior to the conclusion of this time period. If both a Conditional and non-conditional order exist, the holding period will go into effect and the Enhanced IOC will attempt to cross against each order at the conclusion of the holding period. When a crossable contra side order is not available (either Conditional or non-conditional), the Enhanced IOC is cancelled back in the same manner as a Standard IOC. Priority of orders is described in Item 7 of this Part III.

LPs may opt in by providing verbal permission to LNI to configure the LPs IOCs to be Enhanced IOCs. Once the LP has opted into Enhanced IOC, the LP may opt out on order on an order-by-order basis. However, the LP cannot opt in to have IOC orders to be Enhanced on an-order-by-order basis. LPs retain the ability to send in Standard IOC orders while opted in for Enhanced IOC orders.

(iv) LP resting orders

General

LPs also can transmit resting orders to the H2O ATS.

For each resting order, the LP must specify the security, side (buy or sell) and quantity. An LP also can specify the limit price and pegging instruction of an LP resting order. If no limit price or pegging instruction is specified for an LP resting order, the H2O ATS imputes the following limit price:

A. Current best bid (in the case of an LP resting sell order).

B. Current best ask (in the case of an LP resting buy order).

LP may request LNI to have, the H2O ATS only executes LP resting orders at or below the mid-price in the case of an LP resting sell order and at or above the mid-price in the case of an LP resting buy order, except that an LP can override this default upon request to LNI.

Unless enabled to trade at the official closing price, all LP resting orders are automatically canceled at the close of trading. An LP can cancel a resting order at any time.

Minimum order size

The minimum order size for LP resting orders is a securitys round lot size.

Conditional orders from LPs

LPs can transmit resting orders on a conditional basis. This functionality, which is fully automated from the point at which the LP transmits the conditional order to LNI, allows the LP to rest actionable order flow in the H2O ATS that may include shares already placed at other trading venues. These orders are considered conditional since the LP will commit the order only prior to execution with a matched contra order. Prior to executing a conditional order, LNI sends a request to the LPs system to commit the shares on the order, and the LPs system responds by sending remaining unexecuted shares to LNI (known as a firm-up). This firm-up request is used to protect the LP against over-execution. LP firm-up rates are periodically reviewed by LNI Sales, with appropriate follow-up to the LP to address any issues.

(v) Execution of LP orders

Contras to an LP order

An LP IOC order can execute against an LNI resting order or an LP resting order.

An LP resting order can execute against any other order in the H2O ATS, except that under certain circumstances as described in this Form ATS-N filing, LP orders only interact with LNI resting orders and broker block accepts to the extent that the Member or Customer has elected to interact with LP orders.

Execution quantity

The H2O ATS only executes LP orders in round lots.

The quantity of any execution is the lesser of the quantity of the matching buy and sell orders, subject to any applicable minimum quantity (and rounded down to the highest round lot).

(vi) Execution price

During regular trading hours, the execution price for trades in the H2O ATS is determined as follows:

A. If both sides are able to trade at the mid-price, the trade is executed at the mid-price.

B. If one side is not able to trade at the mid-price, the trade is executed at the price that is within each sides price constraint that is closest to the mid-price.

Notwithstanding the above

* ~~LP IOC orders can only execute at the mid-price; and~~
* ~~F~~for Members that have not upgraded to the Liquidnet Application version 5.13 or higher, the execution price of a broker block accept cannot be higher than the mid-price as of the time of execution (in the case of a Member buy order) or lower than the mid-price as of the time that of execution (in the case of a Member sell order).

The foregoing is subject to the rules of execution priority, as described below. All executions in the H2O ATS are executed within (including at) the best bid and offer. A trade can only be executed in the H2O ATS if the buyers price constraint is greater than or equal to the sellers price constraint.

(vii) Trading at official closing price

Members and Customers can enable parent orders, and LPs can enable resting orders, to cross with other similarly enabled orders in the H2O ATS after the close of the regular trading session of the primary market at the official closing price. This functionality is available for both firm and conditional orders. LNI refers to this functionality as trading at last. Participants may submit orders to trade at last during regular market hours or after the close. An order will only execute after the close if the official closing price is within any specified price constraint.

Trading at the official closing price begins once the closing price has been determined and ends fifteen minutes after the close of the regular trading session of the primary market.

(viii) LNI back-end software for H2O execution functionality

An execution or cancellation of an order in the H2O ATS is deemed effective when it is received, processed and recorded by the LNI back-end software, and is not effective until such time. The effectiveness of an execution or cancellation depends upon which event is first received, processed and recorded by the LNI back-end software.

(ix) Interaction of negotiation and H2O execution functionality

A trader cannot have a firm order for the same shares in the H2O ATS and the Negotiation ATS at the same time. If a trader commences a negotiation in the Negotiation ATS of shares that are included in a firm order in the H2O ATS, the shares in the H2O ATS are paused prior to the traders commencement of the negotiation.

(x) Broker block opportunities

Notification of broker block opportunities

As described above, LPs can transmit resting orders to the H2O ATS. A Member with an opposite-side IOI to an LP resting order can receive notification of the LP resting order as a broker block opportunity, except for LPs that have elected not to display their LP resting orders as broker block opportunities.

A Member can create a broker block accept in response to a broker block notification. A broker block accept only executes against an LP resting order if the buyers price constraint is at or above the sellers price constraint. Members using the Liquidnet Application version 5.13 (or any subsequent version of the Liquidnet Application can choose to accept a broker block notification either with or without a mid-peg instruction. Upon request, LNI can restrict a Member with one of these versions from crossing the mid-price; if a Member has this configuration, the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective. If a Member has a prior version of the Liquidnet Application, the Member cannot cross the mid-price, and the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective.

A Member does not receive notification of a broker block opportunity if the Member has a match in the Negotiation ATS with another Member or Customer. If there are multiple LP contras, the Member only receives one broker block notification.

Creation and execution of broker block accepts

Upon receipt of notification of a broker block opportunity, a Member can create a broker block accept. A broker block accept is a resting order in the H2O ATS with a time-in-force, configurable by LNI, as notified by LNI to Participants in advance (currently, two seconds). A broker block accept cannot be canceled by the Member during this time-in-force period.

During the time-in-force period, the broker block accept can execute against any contra-side orders in the H2O ATS, subject to meeting the tolerance of the Members IOI and the minimum execution quantity, as set forth above, and subject to the rules of execution priority as set forth below.

In response to an LP resting order, a Member is not able to reduce its quantity below the minimum size for execution of the LP resting order; this can reveal to the Member information regarding the minimum size for execution of the LP resting order.

Configuration to participate in broker block functionality

By default, Members interact with resting orders from LPs. Members can elect through Liquidnet Transparency Controls to opt-out from interacting with this liquidity. If a Member has not opted out from interacting with orders from LPs, LNI can configure the Member to include or exclude receipt of notice of broker block opportunities. Members should contact their LNI Sales coverage if they wish to change their configuration.

Configuration to dismiss same symbol and side broker blocks for the rest of the trading day

Upon request LNI can set a configuration where the H2O ATS will display to a trader, upon receipt of a broker block notification, an option to dismiss the broker block notification for the remainder of the trading day. If the trader elects this dismissal option, the H2O ATS will block the trader from receiving any broker block notifications for the specific symbol and side for the rest of the trading day.

(xi) Execution priority for H2O ATS orders

Execution priority

Orders in the H2O ATS are prioritized for execution as follows:

A. Priority for better execution price. Where orders in the H2O ATS can execute at prices other than the mid-price, a contra-party that can provide a better execution price has priority over a contra-party that can provide a worse execution price.

B. Execution at an execution price. At a particular execution price, the following priority applies:

i. Execution against Member and Customer orders. As a first priority, an order transmitted to the H2O ATS (the transmitted order) will execute against an order from a Member or Customer (whether firm or conditional) that is resting in the H2O ATS as of the time of receipt of the transmitted order.

ii. Execution against firm LP resting orders. As a second priority, the transmitted order will execute against a firm contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.

iii. Execution against conditional LP resting orders. As a third priority, the transmitted order will execute against a conditional contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.

C. Transmitted resting orders not executed in full upon receipt. Where the transmitted order is a resting order and is not executed in full upon receipt, the transmitted order can execute against any subsequently entered contra-order in the H2O ATS.

As noted above, the possible types of contra-orders in the H2O ATS consist of:

A. LNI resting orders.

B. Resting orders from LPs, firm or conditional.

C. IOC orders from LPs.

D. Member broker block accepts.

Multiple contra-side orders within the same prioritization category

If the H2O ATS receives two (or more) same-side resting orders in the same security available for execution and both (or all) are in the same prioritization category, and the H2O ATS then receives a contra-order, the H2O ATS executes the two (or more) same-side orders equally (for each order, up to its quantity)~~, except that execution amounts are rounded up or down to the closest higher or lower round lot amounts to avoid an odd-lot execution~~. If an equal split would result in an execution size for a same-side order that is below the orders minimum quantity, the same-side order would not participate in the execution. If an equal split is not possible due to an odd number of shares on the contra-order, the first order received will receive the extra share.

For purposes of the preceding paragraph, the prioritization categories are as follows:

A. LNI resting orders (whether firm or conditional).

B. Firm resting orders from LPs (assuming all LPs are assigned to the same tier).

C. Conditional resting orders from LPs (assuming all LPs are assigned to the same tier).

As set forth below, two (or more) LP resting orders in the same prioritization category may be further prioritized for execution according to the LPs assigned tier.

Prioritization of LP resting orders based on tiers

As described in the response to Item 13.a. of Part III, LNI assigns LPs to one of three tiers, e.g., Tier 1 (highest), Tier 2, and Tier 3 (lowest), based on multiple performance metrics measured across all LPs participating in the H2O ATS on a periodic basis.

LP tiers are used to determine execution priority among two (or more) same-side LP orders in the same prioritization category. For example, if the H2O ATS receives two (or more) same-side LP orders in the same security, and both (or all) are in the same prioritization category (e.g., both (or all) are conditional resting orders), and the H2O ATS then receives a contra order, the H2O ATS executes the LP orders according to each LPs assigned tier, as applicable. In such case, an order from an LP assigned to a lower tier, e.g., Tier 3, will not be executed until all orders from higher-tiered LPs have been executed. If all LPs are assigned to the same tier, the rules provided above under the heading Multiple contra-side orders within the same prioritization category will apply.

Other applicable conditions

The foregoing rules of priority are subject to minimum size and other conditions for execution as set forth in this Form ATS-N. In all cases, execution against a conditional order is subject to firm-up of the conditional order by the contra.

(xii) Principal and agency orders by LPs

LPs can send principal and agency orders to the H2O ATS. LPs can send customer orders to the H2O ATS, including orders of customers of their affiliates.

LNI provides to Participants upon request a list of external LPs (as defined in Part III, Item 2.b) that are enabled to trade US equities. This list identifies which external LPs are enabled to send principal orders to the H2O ATS.

(xiii) Blocking interaction with LPs

General

Broker block accepts do not interact with IOC orders from LPs. If the parent order from a Member or Customer can route to external venues, the associated LNI resting order interacts with orders from LPs. If the parent order from the Member or Customer cannot route to external venues, the associated LNI resting order only interacts with orders from LPs if the Member or Customer has elected to interact with resting or IOC orders from LPs, as applicable. A Member or Customer makes these elections through Liquidnet Transparency Controls. A Member or Customer that elects to interact with resting and IOC orders from LPs for orders of the Member or Customer that do not route to external venues can elect to block interaction with certain LPs, as described in the response to Item 13 of this Part III.

Notification of new LPs

If a Member or Customer has elected to block interaction with at least one external LP (as defined in Part III, Item 2.b), LNI will notify the Member or Customer at least one week prior to bringing live a new external LP (and one week prior to enabling an external LP to send principal orders where the LP had previously been enabled only to send agency orders), unless the Member or Customer requests that LNI not provide this notice. LNI also will send this notice to other Members and Customers if they request. LNI maintains an updated list of external LPs for US equities on a password-protected site that LNI makes available to all Members and Customers.

(xiv) LNI as the sole execution venue for an LP order

An LP is not permitted to recommend or propose to a client that the client designate LNI, or implement or provide any technology that designates LNI, as the sole execution venue for an order or facilitate a client setting up this type of order. Any order transmitted to LNI should also be sent on similar terms to one or more other execution venues capable of executing the order. An LP is not permitted to recommend or propose any action or implement or provide any technology that seeks to evade this restriction - for example, selecting a second venue that the LP knows will be unable to execute the order. Liquidnet may waive this requirement if there is no understood conflict of interest or if the LPs client base does not overlap with Liquidnets, and Liquidnets services may not be circumvented by the LP.

4. Compliance with short sale price test

If there is an intra-day decline of 10% or more in the price of a US equity relative to the prior days closing price, for the remainder of that trading day and the following trading day, the H2O ATS will only execute short-sale orders at prices greater than the current best bid.~~with a mid-peg instruction~~.

5. Locked and crossed markets

LNI will not execute an order for an equity if the market in that equity is crossed (i.e., the best posted bid is higher than the best posted offer). If the market in an equity is locked (i.e., the best posted bid is equal to the best posted offer), LNI can execute the order if at least one side of the trade has created an automated negotiation order or is responding to an H2O block notification.

6. Trade errors

If, as a result of an error, both sides to a trade in the H2O ATS agree to cancel the trade or agree to an adjustment in price, quantity or other term, the H2O ATS will cancel (and, if applicable replace) the original execution. LNI will record any replacement trade in the H2O ATS.

If, as a result of an error, LNI agrees to an adjustment in price, quantity or other term with one side to the trade but not the other side, LNI will effect that adjustment outside of the H2O ATSs. The adjustment might require LNI to take on a principal position. When trading out of the principal position, LNI does not access the H2O ATS.